BEAST®
GROOM BOLDLY™

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A BEAST OF AN OPPORTUNITY

Less Waste. Better Ingredients.

50,000 customers and **12,700 positive reviews** can't be wrong. Our all-natural, eco-friendly approach to personal care products is taking this **$30B market by storm.**

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Min. Investment **$500**



BEAST® GROOM BOLDLY™

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PARABENS, SULFATES, OR ANIMAL CRUELTY HERE

We're devoted to being planet-, animal- and skin-friendly. All of our products are proudly produced in the US with refillable bottles and sustainable, certified cruelty-free ingredients.

Together, our bottles + refill pouches accomplish the following:*

- **9X less** landfill space than plastic bottles
- **80% less** plastic, water & energy from manufacturing
- **18X more** space efficient in

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GROOM BOLDLY™

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BEAST
GROOM BOLDLY
CONDITION
YAWP WASH

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WE'RE OUT IN FRONT OF A $30 BILLION MARKET

We've locked in first mover advantage in a $30 billion market by being the first personal care brand to offer premium, natural, and eco-friendly products. And consumers are loving it.

1

$2.5 million in revenue over previous year

2

50,000 total customers

3

12,700+ positive rev

4

4,000+ stores and growing!

5

32% recurring revenue from website

6

$145 average revenue per customer

EXITS IN OUR MARKET ARE AS HIGH AS

REVENUE


4500
4000
3500
3000
2500
2000
1500
1000
500
0
60
180
230
2312
4124
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

BAXTER OF CALIFORNIA

L'Oreal bought Baxter for $30M when they had $3M in revenue

DOLLAR SHAVE CLUB

Unilever bought DSC for $1B when they had $150M in revenue

NATIVE

Proctor & Gamble bought Native for $100M when they had $30M in revenue

CREMO

Edgewell Personal Care bought Cremo for $235M when they had $75M in revenue

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BEING A BEAST SHAREHOLDER HAS ITS PERKS

We want you to experience for yourself why we're better. Beast shareholders get exclusive discounts and freebies across our line of products.

Invest $500
and receive a discount code for 25% off your first purchase.**

Invest $1,000
and get a 25% discount code + free shipment of a 3oz Tingle Shampoo + 3oz Conditioner + a Samples Box with a retail value of $24.**

Invest $2,500
and get a 25% discount code + free shipment of an 8oz Nutt Butter™ + 16oz Tingle Shampoo pouch + 16oz Beast Bottle™ + 3oz Conditioner + Beast sticker with a total retail value of $56.†

Invest $5,000 and get a 25% discount code + free shipment of a Best of Beast Set + 8oz Nutt Butter™ + 3oz Conditioner with a total retail value of $107.†

Invest $10,000 and get a 25% discount code + The Beast Box for Everyone Gift Set and the Best of Beast Set with a total retail value $230.†

Invest $25,000 and get a 25% discount code + a full Beast display shipper full of products with a total retail value of $564.†

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Min. Investment **$500**

A BEASTLY BUNCH

Spearheaded by the founder of a top online beauty retailer who has scaled and sold businesses, our team is pioneering a new product paradigm.

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University, where he was a founding member of Mental Floss. He attended law school at the University of Michigan and practiced law for 5 years before returning to startup life.

John built the online beauty product retailer Lock & Mane, which grew swiftly and sold in 2015. During his time there, he saw the opportunity to create Beast Brands, Inc.. While working on the early stages of Beast®, he served as E-Commerce Director for ABLE, a women's apparel and accessories retailer with the social mission of ending generational poverty; he helped nearly triple the company's online revenue in twelve months.



Jack (Jackie) Rome, Jr.

CFO

Jackie has over 45 years of experience in all aspects of business enterprises, from "start-ups" to "well established, legacy" companies and in all phases of owning, operating and providing management consulting services to businesses in diversified segments.



Peter Miller

Creative Director

Peter has over a decade of visual design experience with a focus in packaging design, digital marketing and brand development. He has worked closely with Beast® in varying degrees since the brand's inception over 7 years ago.



Jay Wilkison

Brand Ambassador

Jay has almost two decades of retail branding, wholesale and distribution experience. In addition to working on Beast's brand strategy and serving as the face of Beast®, he has appeared in multiple TV shows, movies, and on Broadway.

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Graffignini
Partner at Callais Capital Ventures; experience in over 500 deals as VC attorney

Sindecuse
CEO/Managing Partner of Capital Innovators, a start-up accelerator based out of St. Louis, MO

Callais
Co-founder of Callais Capital Ventures; experienced investor in e-commerce and CPG brands

Howard
Founder and CDO of Circle The Wagons, a group purchasing organization out of Houma, LA

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GROOM BOLDLY™

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TINGLE SHAMPOO
Cleansing and Energizing
BEAST

BEAST

SEE WHY THEY'RE BUZZING

Winner

2020 MEN'S HEALTH GROOMING AWARD

Feature

2021 BOX

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*Estimated based on manufacturer statements and publicly reported data; not independently verified

**One use per customer. Code expires January 31, 2023.

†Use code as many times as you like through June 30, 2023. Free product offers applies to first purchase only.

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GROOM BOLDLY™

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